UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

THE HILLSHIRE BRANDS COMPANY

(Name of Subject Company (Issuer))

HMB HOLDINGS, INC.

TYSON FOODS, INC.

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

432589109

(Cusip Number of Class of Securities)

David L. Van Bebber

Executive Vice President and General Counsel

Tyson Foods, Inc.

2200 Don Tyson Parkway

Springdale, Arkansas 72762-6999

(479) 290-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

George R. Bason, Jr.

Marc O. Williams

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,080,786,746	$1,040,805

*	Estimated solely for the purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (a) 124,491,419, the number of issued and outstanding shares of The Hillshire Brands Company (“Hillshire Brands”) common stock, and (b) $63.00, the tender offer price, (ii) the product of (a) 3,525,971, the number of shares of Hillshire Brands common stock subject to issuance pursuant to outstanding options to purchase shares of Hillshire Brands common stock with an exercise price less than the tender offer price and (b) $37.22, the difference between the tender offer price and the average weighted exercise price of such options, (iii) the product of (a) 1,574,125, the number of shares of Hillshire Brands common stock subject to issuance upon settlement of outstanding restricted stock units granted under Hillshire Brands equity compensation plans (assuming continued employment or service, as applicable, through consummation of the transaction and achievement at specified target or, if calculable, actual performance levels immediately prior to consummation of the transaction, as applicable) and (b) $63.00, the tender offer price and (iv) the product of (a) 117,791, the number of shares of Hillshire Brands common stock subject to issuance upon settlement of deferred compensation equity awards under the Hillshire Brands deferred compensation plans and (b) $63.00, the tender offer price. The foregoing figures have been provided by the issuer to the offerors and are as of July 9, 2014, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,040,805.	Filing Party:	HMB Holdings, Inc.
Form or Registration No.:	SC TO-T.	Date Filed:	July 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 10 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Tyson Foods, Inc., a Delaware corporation (“Tyson”), and HMB Holdings, Inc., a Maryland corporation and a wholly owned subsidiary of Tyson (“Purchaser”), with the Securities and Exchange Commission on July 16, 2014 (as previously amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, of The Hillshire Brands Company, a Maryland corporation (“Hillshire Brands”), for $63.00 per share, in cash, without interest, subject to any withholding of taxes required by applicable law and upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9, and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“At 12:00 midnight, New York City time, at the end of Wednesday, August 27, 2014, the Offer expired and was not extended. As of such time, approximately 86,987,201 Shares (not including 3,662,904 Shares tendered pursuant to notices of guaranteed delivery for which Shares have not yet been delivered in settlement or satisfaction of such guarantee) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 70% of the outstanding Shares.

The number of Shares tendered into the Offer satisfied the Minimum Condition as of the expiration of the Offer. All conditions to the Offer having been satisfied or waived, Tyson accepted for payment, and has paid or will promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

Following the consummation of the Offer, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied or waived, and on Thursday, August 28, 2014, Purchaser completed the acquisition of Hillshire Brands by consummating the Merger pursuant to the terms of the Merger Agreement and in accordance with the “short form” procedures available under the Maryland General Corporation Law. Because Tyson and Purchaser did not collectively own more than 90% of the Shares upon completion of the Offer, in order to accomplish the Merger in accordance with such “short form” procedures, Purchaser was deemed to have exercised its “top-up” option and purchased from Hillshire Brands 250,754,549 newly-issued Shares at a price per Share equal to the Offer Price, which resulted in Purchaser owning more than 90% of the outstanding Shares immediately prior to the Merger. At the Effective Time, any Shares not purchased pursuant to the Offer (other than Shares held by Hillshire Brands, Tyson, any of Tyson’s subsidiaries (including Purchaser) or any subsidiary of Hillshire Brands) were automatically converted into the right to receive, in cash and without interest, an amount equal to the Offer Price.

The Shares will be delisted and cease to trade on the NYSE and the Chicago Stock Exchange before the opening of the market on August 29, 2014. Tyson intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Hillshire Brands’ reporting obligations under the Exchange Act as promptly as practicable.”

On Thursday, August 28, 2014, Tyson and Hillshire Brands issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(xxxiii), and is incorporated herein by reference.

In addition, the Hold Separate and the Proposed Final Judgment are attached hereto as Exhibits (a)(5)(xxxi) and (a)(5)(xxxii), respectively, and the full text of each is incorporated by herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(xxxi)	Hold Separate Stipulation and Order, dated as of August 27, 2014.

(a)(5)(xxxii)	Proposed Final Judgment, dated as of August 27, 2014.

(a)(5)(xxxiii)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated August 28, 2014.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2014

HMB Holdings, Inc.

By:	/s/ R. Read Hudson
	Name:	R. Read Hudson
	Title:	Vice President and Secretary

Tyson Foods, Inc.

By:	/s/ R. Read Hudson
	Name:	R. Read Hudson
	Title:	Vice President, Associate General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated July 16, 2014.*

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement dated July 16, 2014.*

(a)(5)(i)	Press Release issued by Tyson Foods, Inc. dated June 9, 2014.*

(a)(5)(ii)	Investor Presentation of Tyson Foods, Inc. dated June 9, 2014.*

(a)(5)(iii)	Internal Announcement of Tyson Foods, Inc. dated June 9, 2014.*

(a)(5)(iv)	Transcript of Investor Conference Call of Tyson Foods, Inc. held on June 9, 2014.*

(a)(5)(v)	Press Release issued by Tyson Foods, Inc. dated June 16, 2014.*

(a)(5)(vi)	Internal Announcement of Tyson Foods, Inc. dated June 30, 2014.*

(a)(5)(vii)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated July 2, 2014.*

(a)(5)(viii)	Internal Announcement of Tyson Foods, Inc. dated July 2, 2014.*

(a)(5)(ix)	Letter to Hillshire Brands Employees issued by Tyson Foods, Inc. dated July 2, 2014.*

(a)(5)(x)	Notice of Merger issued by HMB Holdings, Inc. on July 12, 2014.*

(a)(5)(xi)	Press Release issued by Tyson Foods, Inc. dated July 16, 2014.*

(a)(5)(xii)	Letter to Tyson employees from Donnie Smith, President and CEO of Tyson, dated July 16, 2014.*

(a)(5)(xiii)	The information set forth in Item 1.01 of Tyson’s Current Report on Form 8-K filed on July 17, 2014.*

(a)(5)(xiv)	Preliminary Prospectus Supplement, dated July 28, 2014, offering Common Shares of the Class A Common Stock of Tyson Foods, Inc. (incorporated herein by reference to the Preliminary Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 28, 2014).*

(a)(5)(xv)	Preliminary Prospectus Supplement, dated July 28, 2014, offering Tangible Equity Units of Tyson Foods, Inc. (incorporated herein by reference to the Preliminary Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 28, 2014).*

(a)(5)(xvi)	Investor Presentation of Tyson Foods, Inc. dated July 28, 2014.*

(a)(5)(xvii)	Press Release issued by Tyson Foods, Inc. dated July 28, 2014.*

(a)(5)(xviii)	Prospectus Supplement, dated July 30, 2014, offering up to 23,381,500 Shares of the Class A Common Stock of Tyson Foods, Inc. (incorporated herein by reference to the Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 31, 2014).*

(a)(5)(xix)	Prospectus Supplement, dated July 30, 2014, offering 30,000,000 4.75% Tangible Equity Units of Tyson Foods, Inc. (incorporated herein by reference to the Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 31, 2014).*

(a)(5)(xx)	Press Release issued by Tyson Foods, Inc. dated July 30, 2014.*

(a)(5)(xxi)	Preliminary Prospectus Supplement, dated August 5, 2014, offering four series of Senior Notes of Tyson Foods, Inc. (incorporated herein by reference to the Preliminary Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on August 5, 2014).*

(a)(5)(xxii)	Investor Presentation of Tyson Foods, Inc. dated August 5, 2014.*

(a)(5)(xxiii)	Press Release issued by Tyson Foods, Inc. dated August 5, 2014.*

(a)(5)(xxiv)	Press Release issued by Tyson Foods, Inc. dated August 5, 2014.*

(a)(5)(xxv)	Prospectus Supplement, dated August 5, 2014, offering four series of Senior Notes of Tyson Foods, Inc. (incorporated herein by reference to the Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on August 6, 2014).*

(a)(5)(xxvi)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated August 12, 2014.*

(a)(5)(xxvii)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated August 19, 2014.*

(a)(5)(xxviii)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated August 26, 2014.*

(a)(5)(xxix)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated August 27, 2014.*

(a)(5)(xxx)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated August 27, 2014.*

(a)(5)(xxxi)	Hold Separate Stipulation and Order, dated as of August 27, 2014.

(a)(5)(xxxii)	Proposed Final Judgment, dated as of August 27, 2014.

(a)(5)(xxxiii)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated August 28, 2014.

(b)(1)	Second amended and restated commitment letter entered into as of June 9, 2014, among Tyson Foods, Inc., Morgan Stanley Senior Funding, Inc. and JPMorgan Chase Bank, N.A.*

(b)(2)	Amendment No. 1 to Credit Agreement, dated as of June 27, 2014, among Tyson Foods, Inc., the lenders thereto and JPMorgan Chase Bank, N.A.*

(b)(3)	Commitment Letter entered into as of June 17, 2014 among Tyson Foods, Inc., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A.*

(b)(4)	364-Day Bridge Term Loan Agreement, dated as of July 15, 2014, among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent.*

(b)(5)	Term Loan Agreement, dated as of July 15, 2014, among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent.*

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of July 1, 2014, among Tyson Foods, Inc., HMB Holdings, Inc. and The Hillshire Brands Company.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.